

Mail Stop 7010

May 15, 2008

via U.S. mail and facsimile

Richard K. Crump, Chief Executive Officer
Sterling Chemicals, Inc.
333 Clay Street, Suite 3600
Houston, Texas 77002-4109

> **RE:** **Sterling Chemicals, Inc.**
> **Registration Statement on Form S-4**
> **Filed Date November 20, 2007**
> **File Number 333-145803**

Dear Mr. Crump:

We have reviewed your response letter dated March 13, 2008, and have the following comment. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/ A3

Unaudited Pro Forma Condensed Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005, pages 36-38

1. We have reviewed the guidance in paragraphs 35, 38, 139 and 140 of SFAS 109. Based on this guidance, it does not appear that the methodology presented in your pro forma statements of operations for allocating your historical income tax benefit for the year to the loss from continuing operations is appropriate. Specifically, we believe that the amount of tax benefit allocated to continuing operations is limited to the lesser of (1) the tax effect of the loss from continuing operations or (2) the tax avoided on the overall net pretax income from all components other than continuing operations that provide a source or realization of the continuing operations loss. In this regard, we would expect you to use a method such as that described in paragraph 19 of FIN 18 in determining the

amount of tax benefit calculated for continuing operations, with the difference allocated to discontinued operations.

<u>Financial Statements, page F-1</u>

2. We note that, in accordance with Rule 3-12 of Regulation S-X, you are required to update your registration statement to include interim financial statements for the three months ended March 31, 2008. We have the following comments in this regard.

- Given the presentation of your styrene business as discontinued operations as of March 31, 2008, we remind you that you must also retroactively restate your annual financial statements for the three years ended December 31, 2007, to present the styrene business as discontinued operations. Refer to paragraph 43 of SFAS 144.
- We remind you to revise Note 1. Basis of Presentation and Summary of Significant Accounting Policies to expand your revenue recognition language as you indicated you would do in your May 7, 2008, response to prior comment number one from our letter dated May 5, 2008.

* * * *

You may contact Tracey McKoy at (202) 551-3772 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 555-3711 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director